The Galaxy Fund

Form N-SAR

Fiscal Year Ended May 31, 2004

Exhibit Index

Sub-Item 77B: Accountant's report on internal control

Please see attached exhibit.

Sub-Item 77K: Change in Registrant's certifying accountant

Please see attached exhibit.

Sub-Item 77K: Changes in Registrant's certifying accountant

Effective March 4, 2004, Ernst &Young LLP ("E&Y") resigned as the independent registered public accounting firm of the Galaxy Money Market Fund, Government Money Market Fund, Tax-Exempt Money Market Fund, U.S. Treasury Money Market Fund, Massachusetts Municipal Money Market Fund, Connecticut Municipal Money Market Fund and New York Municipal Money Market Fund (the "Funds"). On March 4, 2004, the Audit Committee of the Board of Trustees of the Registrant voted to appoint PricewaterhouseCoopers LLP as the independent public accounting firm of the Funds for the fiscal year ending May 31, 2004.

During the two most recent fiscal years ended October 31, 2001 and 2002, the fiscal period ended May 31, 2003 and through March 4, 2004, E&Y's audit reports contained no adverse opinion or disclaimer of opinion, nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principle. Further, in connection with its audits for the two most recent fiscal years ended October 31, 2001 and 2002, the fiscal period ended May 31, 2003 and through March 4, 2004, there were no disagreements between the Funds and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to the satisfaction of E&Y would have caused it to make reference to the disagreement in its report on the financial statements for such years.